Contact

www.linkedin.com/in/ranrahav
(LinkedIn)

Top Skills

CEOs
Software as a Service (SaaS)
Hardware

Ran Rahav

CEO & Co-Founder at Snapify
Tel Aviv District, Israel

Experience

Snapify
CEO & Co-Founder
February 2022 - Present (1 year 3 months)
Tel Aviv District, Israel

LiveU
5 years

VP Customer Success
May 2017 - October 2020 (3 years 6 months)

Director of Presales
2015 - April 2017 (2 years)
Israel

LiveU
7 years

Product Management Director
2012 - 2014 (2 years)

Head of Professional Services
2008 - 2012 (4 years)

Software engineer
2007 - 2008 (1 year)

Sanrad
Software engineer
2006 - 2007 (1 year)

Pelephone
Network performance analyzer
2003 - 2006 (3 years)

Education

Reichman University (IDC Herzliya)

Master of Business Administration - MBA, Entrepreneurship/Entrepreneurial Studies · (November 2019 - July 2021)

Bar-Ilan University

Msc, Computer engineering · (2002 - 2006)